51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company" or "Aduro")
542 Newbold St.
London, Ontario, Canada, N6E 2S5

Item 2 Date of Material Change

June 10, 2026

Item 3 News Release

The news release dated June 10, 2026 was disseminated via GlobeNewswire.

Item 4 Summary of Material Change

The Company priced its underwritten U.S. public offering (the "Public Offering") of 1,028,645 common shares and a concurrent non-brokered private placement (the "LIFE Offering") of up to 471,698 common shares at a price of US$15.20 (C$21.20) per common share for aggregate gross proceeds to the Company of up to US$22,805,214 (the "Offering"), before deducting discounts, fees and other Offering expenses.

Canaccord Genuity LLC is acting as sole bookrunner for the Public Offering. In connection with the Public Offering, the Company entered into an underwriting agreement with Canaccord Genuity, as representative of the several underwriters in the Public Offering (the "Underwriting Agreement").

Aduro intends to use the net proceeds from the Offering for expenditures related to the design, engineering and construction of first-of-a-kind demonstration-scale industrial plant (the "FOAK Plant"), ongoing research and development costs and the remainder for general corporate purposes and working capital. The Public Offering is expected to close on or about June 11, 2026 (the "Closing Date"), subject to the satisfaction of customary closing conditions including the listing of the offered common shares on the Toronto Stock Exchange (the "TSX") and the Nasdaq Capital Market (the "Nasdaq") and any required approvals of the TSX and Nasdaq. The Public Offering is not conditional on the closing of the LIFE Offering, and the LIFE Offering is not conditional on the closing of the Public Offering. The LIFE Offering is expected to close on or about the Closing Date, or such other date as the Company may determine, and, in any event, on or before a date not later than 45 days after the date hereof. The LIFE Offering may close in one or more tranches.

The Public Offering is being made pursuant to an effective shelf registration statement on Form F-10, as amended (File No. 333-292023), previously filed with the U.S. Securities and Exchange Commission ("SEC") on December 15, 2025 and became effective upon filing, and the Company's Canadian short form base shelf prospectus dated December 15, 2025 (the "Base Shelf Prospectus") and an accompanying prospectus supplement to the Base Shelf Prospectus (the "Prospectus Supplement", and together with the Base Shelf Prospectus, the "Final Prospectus").

The Base Shelf Prospectus relating to the Public Offering and describing the terms thereof has been filed with the securities regulatory authorities in British Columbia and Ontario and with the SEC in the United States and is available for free by visiting the Company's profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC's website at www.sec.gov, as applicable. The Prospectus Supplement will be filed with the securities regulatory authorities in British Columbia and Ontario and the SEC. Copies of the Final Prospectus may be obtained, when available, at the SEC's website at www.sec.gov  or from Canaccord Genuity LLC, Attn: Syndication Department, 1 Post Office Square, 30th Floor, Boston, MA 02109, or by email at prospectus@cgf.com.

The LIFE Offering is being made to purchasers resident in all provinces of Canada, except Québec, pursuant to the listed issuer financing exemption from the prospectus requirement available under Part 5A of National Instrument 45-106 - Prospectus Exemptions and Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption of the Canadian Securities Administrators (collectively, the "LIFE Exemption"). Subject to compliance with the terms of the LIFE Exemption, the common shares offered under the LIFE Exemption (the "LIFE Shares") will not be subject to resale restrictions pursuant to applicable Canadian securities laws. In addition, the LIFE Shares may be offered for sale on a private placement basis pursuant to available exemptions from the registration or prospectus requirements to investors resident in certain other jurisdictions outside of Canada and the United States; provided it is understood that the Company will not be required to register or make any filings (other than reports on sales of securities in the United States and Canada) in such jurisdictions.

There is an offering document related to this LIFE Offering that can be accessed under the Company's profile at www.sedarplus.com and on the Company's website at www.adurocleantech.com. Prospective investors should read this offering document before making an investment decision.

The Company anticipates certain insiders of the Company may participate in the LIFE Offering. Any participation in the LIFE Offering by insiders constitutes a "related party transaction" as defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). However, the Company expects to rely on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 based on the fact neither the fair market value of the LIFE Shares subscribed for by the insiders, nor the consideration for the LIFE Shares paid by such insiders, would exceed 25% of the Company's market capitalization as at the date of this press release.

The Company intends to rely upon the exemption set forth in Section 602.1 of the TSX Company Manual in connection with the Offering, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange.

Item 5 Full Description of Material Change

The material change is fully described in Item 4 above.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Mena Beshay, Chief Financial Officer
Telephone: 226-784-8889

Item 9 Date of Report

June 10, 2026